Exhibit (a)(1)(vi)

2000 Daniel Island Drive
Charleston, South Carolina 29492
June 3, 2005
To Our Stockholders:
      Blackbaud Inc., a Delaware corporation (“Blackbaud”), is offering to purchase up to 2,620,690 shares of our common stock from existing stockholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal. The purchase price to be paid by Blackbaud will be $14.50 per share, net to the seller in cash, without interest. On May 31, 2005, the last trading day prior to the announcement of the tender offer, the closing price of Blackbaud common stock on the Nasdaq National Market was $13.76 per share.
      Any stockholder whose shares are properly tendered directly to Wachovia Bank, N.A., the Depositary for the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer.
      The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.
      The Board of Directors of Blackbaud has approved the tender offer, and a special pricing committee of independent directors not affiliated with stockholders intending to tender shares in the tender offer has approved the tender offer price. However, neither Blackbaud nor any member of its Board of Directors nor the Dealer Manager of the tender offer makes any recommendation to you as to whether or not you should tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. Major stockholders have advised Blackbaud that they intend to tender approximately 24,000,000 shares of Blackbaud common stock in the tender offer.
      The tender offer will expire at 5:00 p.m., New York City time, on Friday, July 1, 2005, unless extended by Blackbaud. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact The Altman Group, the Information Agent for the tender offer, at (800) 548-5210, or J.P. Morgan Securities Inc., the Dealer Manager for the tender offer, at (866) 262-0777.

Sincerely,

Robert J. Sywolski
President and Chief Executive Officer